================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGES COMMISSION
                                WASHINGTON, D.C.

                            ------------------------

                                   FORM 11-K

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED AUGUST 31, 1997


                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________________ to ______________


                         Commission File Number 0-29782
                                                -------


                     WORLD ACCESS, INC. PROFIT SHARING AND
                            RETIREMENT SAVINGS PLAN
                              (Full title of Plan)


                               WORLD ACCESS, INC.
               (Exact name of issuer as specified in its charter)


945 E. PACES FERRY ROAD, ATLANTA, GEORGIA                         30326
 (Address of principal executive offices)                       (Zip Code)


Registrant's telephone number, including area code:            (404) 231-2015


================================================================================

                              REQUIRED INFORMATION

Item 1.     Not applicable.

Item 2.     Not applicable.

Item 3.     Not applicable.

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been included as
            Exhibit 1 hereto.


                                    EXHIBITS

1. Audited financial statements for the World Access, Inc. Profit Sharing and Retirement Savings Plan, including statements of net assets available for plan benefits as of August 31, 1997 and 1996 and related statements of changes in net assets available for plan benefits for the years then ended, together with notes and schedules thereto.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Access, Inc. Profit Sharing and Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 9th day of December, 1998.



                                 World Access, Inc. Profit Sharing and
                                 Retirement Savings Plan

                                 By: /s/ MARK A. GERGEL
                                    --------------------------------------
                                    Mark A. Gergel
                                    Chief Financial Officer,
                                    Executive Vice President and Assistant
                                    Secretary and Trustee of the Plan

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
AUGUST 31, 1997 AND 1996

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                                  Page(s)
Financial Statements:
     Report of Independent Accountants.............................................. 1

     Statement of Net Assets Available for Benefits ................................ 2

     Statement of Changes in Net Assets Available for Benefits...................... 3

     Notes to Financial Statements..............................................4 - 11

Additional Information*

     Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes........12

     Schedule II - Item 27d - Schedule of Reportable Transactions ..................13


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator
of the World Access, Inc. Profit Sharing and Retirement Savings Plan


In our opinion, the accompanying statement of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of the World Access, Inc. Profit Sharing and Retirement Savings Plan (the "Plan") at August 31, 1997 and 1996, and the changes in its financial status for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/ PricewaterhouseCoopers LLP



Atlanta, Georgia
September 14, 1998

<WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                                AUGUST 31,
                                                                                         1997                 1996
ASSETS
Investments, at fair value (Note 3)
    Mutual funds                                                                      $   602,853        $   378,015
    Pooled separate account                                                               334,709            274,523
    World Access, Inc. stock                                                            1,576,475            433,569
                                                                                      -----------        -----------
      Total investments at fair value                                                   2,514,037          1,086,107

Investments at estimated value (Note 3)
    Participant loans                                                                       9,217             10,308
                                                                                      -----------        -----------
      Total investments                                                                 2,523,254          1,096,415

Other receivables                                                                         105,161             15,801
                                                                                      -----------        -----------
      Total assets                                                                      2,628,415          1,112,216
                                                                                      -----------        -----------

LIABILITIES
Accounts payable                                                                               --              2,049
                                                                                      -----------        -----------
      Total liabilities                                                                        --              2,049
                                                                                      -----------        -----------

Net assets available for benefits                                                     $ 2,628,415        $ 1,110,167
                                                                                      -----------        -----------


   The accompanying notes are an integral part of these financial statements.

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                           FOR THE YEARS ENDED
                                                                                                AUGUST 31,
                                                                                         1997                 1996
Investment income
    Net appreciation in fair value of
     investments (Note 3)                                                             $ 1,125,458        $   151,953
    Interest and dividends                                                                 62,025             33,273
    Realized gains                                                                         42,296             17,435
                                                                                      -----------        -----------
                                                                                        1,229,779            202,661

    Less investment expenses                                                               (2,796)            (3,382)
                                                                                      -----------        -----------
                                                                                        1,226,983            199,279
                                                                                      -----------        -----------

Contributions
    Salary deferral                                                                       303,700            200,063
    Employer match                                                                         80,941             30,811
    Qualified rollover                                                                      9,244              4,737
                                                                                      -----------        -----------
                                                                                          393,885            235,611
                                                                                      -----------        -----------
      Total additions                                                                   1,620,868            434,890
                                                                                      -----------        -----------

Benefits paid directly to participants                                                    102,620             63,190
Service charges                                                                                --                122
                                                                                      -----------        -----------
      Total deductions                                                                    102,620             63,312
                                                                                      -----------        -----------
        Net increase                                                                    1,518,248            371,578

Net assets available for benefits
      Beginning of year                                                                 1,110,167            738,589
                                                                                      -----------        -----------

      End of year                                                                     $ 2,628,415        $ 1,110,167
                                                                                      -----------        -----------

   The accompanying notes are an integral part of these financial statements.

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1997 AND 1996
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the World Access, Inc. Profit Sharing and Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL
         The Plan is a defined contribution plan covering all full-time employees of World Access, Inc. (the "Company") who have completed one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS
         Participants may contribute up to 15 percent of their annual compensation including wages, salary, overtime, bonuses, commissions, tips and fees for professional services. The Company matches 25 percent of participant contributions. All Company matching is provided through the issuance of Company common stock.

         PARTICIPANT ACCOUNTS
         Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         VESTING
         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of credited service. A participant is 100 percent vested after five years of credited service.

         INVESTMENT OPTIONS
         Upon enrollment in the Plan, a participant may direct contributions to any of five investment options.

         CIGNA Guaranteed Long-Term Account - Fixed income pooled separate account investing in a portfolio of commercial mortgages, privately placed and publicly traded debt securities.

         Fidelity Growth and Income Fund - Balanced mutual fund investing in a portfolio of equity securities, convertible securities, common stock, preferred stock and fixed income securities.

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1997 AND 1996
-------------------------------------------------------------------------------

         SEI Capital Appreciation Portfolio - Mutual fund investing in a diversified portfolio of common stock.

         SEI International Equity Portfolio - Mutual fund investing in a diversified portfolio of equity securities of non-US issuers.

         Common Stock Fund - Funds are invested in common stock of World Access, Inc. which is a party-in-interest as defined by ERISA.

         PAYMENT OF BENEFITS
         On termination of service, a participant with a vested account balance of greater than $3,500 may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments over a specified period, or a combination thereof. A participant with a vested account balance of less than $3,500 will receive a lump-sum amount equal to the value of his or her account.


2.       SUMMARY OF ACCOUNTING POLICIES

         METHOD OF ACCOUNTING
         The Plan's financial statements are prepared on the accrual basis of accounting.

         INVESTMENTS
         Plan investments are stated at fair or estimated value. The Company stock is valued at its quoted market price at the respective balance sheet dates. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. Participants loans are valued at estimated value.

         CONTRIBUTIONS
         Employee and Company matching contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings.

         BENEFIT PAYMENTS AND WITHDRAWALS
         Benefit payments and withdrawals are recorded at the time of payment. At August 31, 1997, there were no benefit payments due to former employees who withdrew from the Plan. At August 31, 1996, benefit payments due to former employees who withdrew from the Plan totaled approximately $13,141.

         PLAN EXPENSES
         Expenses of the Plan (trustee and administrative) are assumed and paid by the Company. Investment expenses and service charges are paid by the Plan.

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1997 AND 1996
-------------------------------------------------------------------------------

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the fair value amounts of net assets available for benefits and disclosure of liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


3.       INVESTMENTS

         The following table presents the Plan's investments at August 31:


                                                                                          1997                1996
Investments at fair value as determined
     by quoted market price
      Mutual fund:
        Fidelity Growth and Income Fund - 11,619
           and 9,005 units                                                            $   300,278        $   183,528
        SEI Capital Appreciation Portfolio - 12,565
           and 7,657 shares                                                               219,385            131,927
        SEI International Equity Portfolio - 8,261
           and 6,127 shares                                                                83,190             62,560
                                                                                      -----------        -----------
               Total mutual funds                                                         602,853            378,015
      Pooled separate account:
        CIGNA Guaranteed Long-Term Account - 334,709
           and 274,523 units                                                              334,709            274,523
      Common stock:
        Common Stock Fund - (World Access, Inc. shares)                                   596,621            132,575
           22,514 and 15,597 shares
        World Access, Inc. (Company match)
           36,002 and 35,411 shares                                                       979,854            300,994
                                                                                      -----------        -----------
               Total World Access, Inc. shares                                          1,576,475            433,569

               Total investments at fair value as determined
                  by quoted market price                                                2,514,037          1,086,107
                                                                                      -----------        -----------
Investments at estimated fair value
    Participant loans                                                                       9,217             10,308
                                                                                      -----------        -----------
               Total investments at estimated fair value                                    9,217             10,308
                                                                                      -----------        -----------
               Total investments at fair value                                        $ 2,523,254        $ 1,096,415
                                                                                      -----------        -----------

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1997 AND 1996
-------------------------------------------------------------------------------

      During 1997, the Plan's investments appreciated in value as follows:

      Investments at fair value as determined by quoted
        market price                                                              $ 1,144,460
      Less:  appreciation on investments sold                                          19,002
                                                                                  -----------

           Net change in fair value                                               $ 1,125,458
                                                                                  -----------


4.       PARTICIPANT LOANS

         Under terms of the Plan, participants may borrow up to 50% of their vested account balance from their accounts with a minimum loan of $1,000. The loans are secured by the balance in the participants' accounts and bear interest at a rate commensurate with local market rates for similar loans.


5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


6.       INCOME TAX

         The Internal Revenue Service has determined and informed the Company by a letter dated September 8, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore exempt from tax under Section 501(a) of the IRC.

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1997 AND 1996
--------------------------------------------------------------------------------

7.       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                               AUGUST 31, 1997
                                             FIDELITY
                                  CIGNA       GROWTH       SEI           SEI                     WORLD
                                GUARANTEED     AND       CAPITAL     INTERNATIONAL   COMMON      ACCESS
                                LONG-TERM     INCOME   APPRECIATION    EQUITY        STOCK      (COMPANY   PARTICIPANT
                                 ACCOUNT       FUND     PORTFOLIO     PORTFOLIO      FUND        MATCH)       LOANS       TOTAL
   ASSETS
   Investments, at
     fair value (Note 3):
       Mutual funds             $     --    $  300,278  $  219,385    $  83,190    $     --    $       --    $   --    $  602,853
         Pooled separate
           account               334,709            --          --           --          --            --        --       334,709
         World Access, Inc.
           stock                      --            --          --           --     596,621       979,854        --     1,576,475
         Participant loans            --            --          --           --          --            --     9,217         9,217
                                --------    ----------  ----------    ---------    --------    ----------    ------    ----------

           Total investments     334,709       300,278     219,385       83,190     596,621       979,854        --     2,523,254
                                --------    ----------  ----------    ---------    --------    ----------    ------    ----------

       Other receivables           2,543         7,713       3,470        2,554       4,716        84,165        --       105,161
                                --------    ----------  ----------    ---------    --------    ----------    ------    ----------
           Total assets          337,252       307,991     222,855       85,744     601,337     1,064,019        --     2,628,415
                                --------    ----------  ----------    ---------    --------    ----------    ------    ----------

   LIABILITIES
   Accounts payable                   --            --          --           --          --            --        --            --
                                --------    ----------  ----------    ---------    --------    ----------    ------    ----------
           Total liabilities          --            --          --           --          --            --        --            --
                                --------    ----------  ----------    ---------    --------    ----------    ------    ----------

   Net assets available
     for benefits               $337,252    $  307,991  $  222,855    $  85,744    $601,337    $1,064,019    $9,217    $2,628,415
                                --------    ----------  ----------    ---------    --------    ----------    ------    ----------

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1997 AND 1996
--------------------------------------------------------------------------------

7. STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (CONTINUED)



                                                               AUGUST 31, 1997
                                             FIDELITY
                                  CIGNA       GROWTH       SEI           SEI                     WORLD
                                GUARANTEED     AND       CAPITAL     INTERNATIONAL   COMMON      ACCESS
                                LONG-TERM     INCOME   APPRECIATION    EQUITY        STOCK      (COMPANY   PARTICIPANT
                                 ACCOUNT       FUND     PORTFOLIO     PORTFOLIO      FUND        MATCH)       LOANS         TOTAL
   ASSETS
   Investments, at
     fair value (Note 3):
       Mutual funds             $     --    $ 183,528   $ 131,927     $  62,560    $       --  $       --    $       --   $ 378,015
         Pooled separate
           account               274,523           --          --            --            --          --            --     274,523
       World Access, Inc.
         stock                        --           --          --            --       132,575     300,994            --     433,569
   Participant loans                  --           --          --            --            --          --        10,308      10,308
                                --------    ----------  ----------    ----------   ----------  ----------    ----------   ---------
        Total investments        274,523       183,528     131,927        62,560      132,575     300,994        10,308   1,096,415
                                --------    ----------  ----------    ----------   ----------  ----------    ----------   ---------

   Other receivables               5,236         3,151       1,771         1,218          903       3,522          --        15,801
                                --------    ----------  ----------    ----------   ----------  ----------    ----------   ---------
        Total assets             279,759       186,679     133,698        63,773      133,478     304,516        10,308   1,112,216
                                --------    ----------  ----------    ----------   ----------  ----------    ----------   ---------

   LIABILITIES
   Accounts payable                2,049            --          --            --           --          --            --       2,049
                                --------    ----------  ----------    ----------   ----------  ----------    ----------   ---------
        Total liabilities          2,049            --          --            --           --          --            --       2,049
                                --------    ----------  ----------    ----------   ----------  ----------    ----------   ---------

   Net assets available
    for benefits                $277,710    $  186,679  $  133,698    $   63,778   $  133,478  $  304,516    $   10,308  $1,110,167
                                --------    ----------  ----------    ----------   ----------  ----------    ----------  ----------

WORLD ACCESS, INC.
Profit Sharing and Retirement Savings Plan
Notes to Financial Statements
August 31, 1997 and 1996
-------------------------------------------------------------------------------

8. STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND
   INFORMATION


                       FOR THE YEAR ENDED AUGUST 31, 1997


                                           FIDELITY
                               CIGNA        GROWTH        SEI           SEI                      WORLD
                             GUARANTEED      AND        CAPITAL    INTERNATIONAL    COMMON       ACCESS
                             LONG-TERM      INCOME    APPRECIATION    EQUITY        STOCK       (COMPANY    PARTICIPANT
                              ACCOUNT        FUND      PORTFOLIO     PORTFOLIO      FUND         MATCH)        LOANS        TOTAL
Investment income:
    Net appreciation         $      --    $  53,153    $  11,422    $    (993)   $ 383,865    $   678,011    $          $ 1,125,458
    Interest and dividends      16,473                    37,496        6,540       (6,074)         6,808          782       62,025
    Realized gains                                         2,065         (810)      13,334         27,707                    42,296
                             ---------    ---------    ---------    ---------    ---------    -----------    ---------  -----------
                                16,473       53,153       50,983        4,737      391,125        712,526          782    1,229,779
    Less:  Investment
             expenses                                     (2,796)                                                            (2,796)
                             ---------    ---------    ---------    ---------    ---------    -----------    ---------  -----------

Contributions:
    Salary deferral             63,587       81,667       45,539       26,099       86,808                                  303,700
    Employer match                                                                                 80,941                    80,941
    Qualified rollover          (1,100)       1,758          957          229        7,400                                    9,244
                             ---------    ---------    ---------    ---------    ---------    -----------    ---------  -----------
      Total additions           78,960      136,578       94,683       31,065      485,333        793,467          782    1,620,868
                             ---------    ---------    ---------    ---------    ---------    -----------    ---------  -----------

Benefits paid                  (22,323)     (13,604)     (15,010)      (3,074)     (15,769)       (32,840)                 (102,620)
Service charges
                             ---------    ---------    ---------    ---------    ---------    -----------    ---------  -----------
      Total deductions         (22,323)     (13,604)     (15,010)      (3,074)     (15,769)       (32,840)                 (102,620)

Transfers                        2,905       (1,662)       9,484       (6,025)      (1,705)        (1,124)      (1,873)          --
                             ---------    ---------    ---------    ---------    ---------    -----------    ---------  -----------

Net increase
    (decrease)                  59,542      121,312       89,157       21,966      467,859        759,503       (1,091)   1,518,248

Net assets available,
    beginning of year          277,710      186,679      133,698       63,778      133,478        304,516       10,308    1,110,167
                             ---------    ---------    ---------    ---------    ---------    -----------    ---------  -----------

Net assets available,
    end of year              $ 337,252    $ 307,991    $ 222,855    $  85,744    $ 601,337    $ 1,064,019    $   9,217  $ 2,628,415
                             ---------    ---------    ---------    ---------    ---------    -----------    ---------  -----------

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 1997 AND 1996
--------------------------------------------------------------------------------

8. STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (CONTINUED)

                       FOR THE YEAR ENDED AUGUST 31, 1996

                                           FIDELITY
                             CIGNA          GROWTH       SEI          SEI                       WORLD
                           GUARANTEED        AND       CAPITAL    INTERNATIONAL   COMMON        ACCESS       CPI
                           LONG-TERM        INCOME   APPRECIATION    EQUITY       STOCK        (COMPANY   PARTICIPANT
                            ACCOUNT          FUND      PORTFOLIO    PORTFOLIO     FUND          MATCH)       LOANS          TOTAL
Investment income:
    Net appreciation        $      --    $   1,394    $   6,698    $  (1,577)  $  29,283    $   116,155   $        --   $   151,953
    Interest and dividends     15,193          (31)      10,945        5,761        (211)           547         1,069        33,273
    Realized gains                 --           --          186         (122)        567         16,804            --        17,435
                            ---------    ---------    ---------    ---------   ---------    -----------   -----------   -----------
                               15,193        1,363       17,829        4,062      29,639        133,506         1,069       202,661
    Less:  Investment
             expenses          (1,970)        (139)         (81)         (72)        (57)        (1,063)           --        (3,382)
                            ---------    ---------    ---------    ---------   ---------    -----------   -----------   -----------

Contributions:
    Salary deferral            56,100       61,022       26,284       10,954      45,703             --            --       200,063
    Employer match                 --           --           --           --          --         30,811            --        30,811
    Qualified rollover          1,184        1,184           --          474       1,895             --            --         4,737
                            ---------    ---------    ---------    ---------   ---------    -----------   -----------   -----------
        Total additions        70,507       63,430       44,032       15,418      77,180        163,254         1,069       434,890
                            ---------    ---------    ---------    ---------   ---------    -----------   -----------   -----------

Benefits paid                  36,650        2,584        1,496        1,343       1,062         20,055            --        63,190
Service charges                    70            9            1            5           2             35            --           122
                            ---------    ---------    ---------    ---------   ---------    -----------   -----------   -----------
        Total deductions       36,720        2,593        1,497        1,348       1,064         20,090            --        63,312
                            ---------    ---------    ---------    ---------   ---------    -----------   -----------   -----------

Transfers                     (61,821)      33,955        6,164        1,241      25,414             --        (4,953)           --
                            ---------    ---------    ---------    ---------   ---------    -----------   -----------   -----------

    Net increase
      decrease                (28,034)      94,792       48,699       15,311     101,530        143,164        (3,884)      371,578

Net assets available,
    beginning of year         305,744       91,886       84,999       48,467      31,948        161,352        14,192       738,589
                            ---------    ---------    ---------    ---------   ---------    -----------   -----------   -----------

Net assets available,
    end of year             $ 277,710    $ 186,679    $ 133,698    $  63,778   $ 133,478    $   304,516   $    10,308   $ 1,110,167
                            ---------    ---------    ---------    ---------   ---------    -----------   -----------   -----------

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AUGUST 31, 1997                                                      SCHEDULE I
-------------------------------------------------------------------------------

                                                                                                              CURRENT
IDENTIFICATION OF INVESTMENT                       DESCRIPTION                                 COST            VALUE
CIGNA Guaranteed Long-Term                  Pooled Separate Account -                       $ 334,709        $ 334,709
    Account                                 334,709 units

CIGNA Fidelity Growth and                   Mutual Fund - 11,619 units                        242,820          300,278
    Income fund

SEI Capital Appreciation                    Mutual Fund - 12,565 shares                       199,483          219,385
    Portfolio

SEI International Equity                    Mutual Fund - 8,261 shares                         85,956           83,190
    Portfolio

Common Stock Fund*                          World Access Common Stock                         172,011          596,621
                                            22,514 shares

World Access Stock -                        World Access Common Stock                         162,528          979,854
    Employer Match**                        36,002 shares

Participant Loans                           Loans bearing interest at 7-10%                     9,217            9,217


* The Common Stock Fund invests in the common stock of the Company, which is a party-in-interest as defined by ERISA.

** As discussed in Note 1, the Company provides matching contributions solely through the issuance of the Company's common stock.

WORLD ACCESS, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS *
FOR THE YEAR ENDED AUGUST 31, 1997                                   SCHEDULE II
--------------------------------------------------------------------------------

                                                    NUMBER                                                                    NET
                              DESCRIPTION             OF              PURCHASE       SELLING      COST OF      CURRENT       GAIN
PARTY INVOLVED                 OF ASSET           TRANSACTIONS         PRICE          PRICE        ASSET        VALUE      OR (LOSS)
CIGNA Retirement
and Investment             Guaranteed Long-           14            $  100,437       $   --       $   --       $   --       $   --
Services, Inc.             Term Account

CIGNA Retirement           Fidelity Growth and
and Investment             Income                     14                91,918           --           --           --           --
Services, Inc.

World Access, Inc.**       Common Stock               22               182,397           --           --           --           --

SEI                        Capital Appreciation       15                93,471           --           --           --           --


* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of August 31, 1997 as defined in
       Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under ERISA.

**     Party-in-interest.